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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2017

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO ANNOUNCES

DIVIDEND PAYMENT

Guadalajara, Jalisco, Mexico, August 2, 2017 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces that on August 15, 2017, the Company will pay the first portion of the dividend approved at the annual General Ordinary Shareholders’ Meeting held on April 25, 2017 in accordance with the following:

“V. Approval of the allocation from the account for net income pending allocation, of an amount equal to Ps. 3,052,111,859.00 (THREE BILLION, FIFTY-TWO MILLION, ONE HUNDRED ELEVEN THOUSAND, EIGHT HUNDRED AND FIFTY-NINE PESOS AND 00/100 M.N.), for declaring a dividend equal to Ps. 5.72 (FIVE PESOS AND 72/100 M.N.) per share, to be distributed to each share outstanding as of the payment date, excluding any shares repurchased by the Company as of each payment date in accordance with Article 56 of the Mexican Securities Market Law; any amounts of net income pending allocation remaining after the payment of such dividend will remain in the account for net income pending allocation. The dividend will be paid in the following manner:

i.	Ps. 2.86 (TWO PESOS AND 86/100 M.N.) per share as of the payment date, to be distributed before August 31, 2017; and

ii.	Ps. 2.86 (TWO PESOS AND 86/100 M.N.) per share as of the payment date, to be distributed before December 31, 2017.”

The first portion of the dividend equivalent to Ps. 2.86 (TWO PESOS 86/100 M.N.) per outstanding share will be paid on August 15, 2017. The total dividend payment is equivalent to Ps. 1,503,146,064.42 (ONE BILLION FIVE HUNDRED AND THREE MILLION ONE HUNDRED AND FORTY SIX THOUSAND AND SIXTY FOUR 42/100 PESOS M.N.).

For more information please visit www.aeropuertosgap.com.mx or contact:

In México	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	i-advize Corporation Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel:212 406 3691 / 94
Tel: 52 (33) 38801100 ext 20151	gap@i-advize.com
svillarreal@aeropuertosgap.com.mx
psanchez@aeropuertosgap.com.mx

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Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: August 2, 2017